Filed by Ad.Venture Partners, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Ad.Venture Partners, Inc.
Commission File No.: 000-51456

Contact: Ilan Slasky
Ad.Venture Partners
212-682-5357
ilan@adventurepartnersinc.com

THE FOLLOWING IS THE TRANSCRIPT OF A CONFERENCE CALL HELD AT 8:00 A.M. ET ON MARCH 14, 2007 AND IS BEING FILED WITH THE SECURITIES EXCHANGE COMMISSION UNDER RULE 425 ON MARCH 14, 2007.

Additional Information and Where to Find It
Ad.Venture Partners intends to file a combined proxy and registration statement on Form S-4 with the Securities and Exchange Commission in connection with the arrangement and will mail a proxy statement to its stockholders containing information about the arrangement. Investors and security holders are urged to read the proxy and registration statement of Ad.Venture Partners carefully when it is available. The proxy and registration statement will contain important information about the companies, the arrangement and related matters. Once filed, investors and security holders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

Ad.Venture Partners and its officers and directors may be deemed to be participating in the solicitation of proxies from the Ad.Venture Partners’ stockholders in favor of the approval of the proposed arrangement. Information concerning the Ad.Venture Partners’ directors and officers is set forth in the publicly filed documents of Ad.Venture Partners. Once filed, stockholders would be able to obtain more detailed information regarding the direct and indirect interests of the Ad.Venture Partners and its directors and officers in the proposed business combination by reading the proxy and registration statement and other publicly filed documents of Ad.Venture Partners regarding the proposed arrangement. Prior to filing such documents, stockholders may obtain information regarding Ad.Venture Partners' directors and officers and their interests in Ad.Venture Partners by reading Ad.Venture Partners' publicly filed documents and reports with the Securities and Exchange Commission, including the Company's Form 10-K/A for the year ended March 31, 2006.

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

FINAL TRANSCRIPT

Conference Call Transcript NCT-U.TO - 180 Connect Inc. Conference Call Event Date/Time: Mar. 14. 2007 / 8:00AM ET

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

CORPORATE PARTICIPANTS

Brian McCarthy
180 Connect, Inc. - Executive Chairman

Howard Balter
Ad.Venture Partners - Chairman and CEO

Peter Giacalone
180 Connect, Inc. - President and CEO

Ilan Slasky
Ad.Venture Partners - President

CONFERENCE CALL PARTICIPANTS

Steve Mather
Sanders Morris Harris - Analyst

Sebastian Van Berkom
Van Berkom & Associates - Analsyt

Bruce Krugel
Blackmont Capital - Analyst

Matt DeFano
ViewStreet Capital - Analyst

Kim Freotile
West Creek Capital - Analyst

Chris Casey
Suttonbrook - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen. Thank you for standing by and welcome to the 180 Connect and Ad. Venture Partners conference call.

[OPERATOR INSTRUCTIONS]

This news release contains forward-looking statements that involve risks and uncertainties, including statements related to the proposed arrangement of 180 Connect and AVP future growth, financial performance, industry trends, growth expectations and service offerings which reflect management's current expectations regarding the home entertainment, communications and home integration industries and the company's future growth results of operations, performance and business prospects and opportunities. Statements about industry trends and the company's future plans and intentions results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements.

These statements reflect management's current belief and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. Reference should be made to the company's annual information form for a description of the risks and uncertainties facing the company.

In addition, the proposed arrangement requires the requisite approval of security holders of 180 Connect and AVP and approval of the Court of Queen's Bench of Alberta and the review by the U.S. Securities and Exchange Commission of a proxy statement and registration statement to be filed by AVP. There is no assurance that such approvals and review will be obtained and that are other conditions to closing will be satisfied. The arrangement agreement may not be completed on time or at all.

Specifically, AVP is required by the terms of its charter to liquidate if it does not consummate a business combination by August 31, 2007 irrespective to the status of such approvals or review.

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

These risks and uncertainties should be considered carefully and prospective investors should not place undue reliance on forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the company cannot assure that actual results will be consistent with these forward-looking statements.

As a reminder, this conference call is being recorded for replay purposes. I would now like to turn the presentation over to your host for today's call, Mr. Brian McCarthy, Executive Chairman of 180 Connect. Please proceed sir.

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Thank you, Operator, and good morning everyone. I'm joined this morning on this call by Peter Giacalone, our Chief Executive Officer; and Howard Balter, the Chairman and Chief Executive Officer of Ad.Venture Partners; and Ilan Slasky, the President of Ad.Venture Partners. Yesterday evening, 180 Connect announced that it has agreed to an arrangement agreement with Ad.Venture Partners, a US based special purpose Acquisition Company. We are very excited about this arrangement. We welcome the shareholders, analysis and interested investors from both 180 and Ad.Venture Partners today.

In March of 2006, I assumed the role of Executive Chairman to oversee our investigational strategic alternatives for the company. In September, at the request of the Board of Directors' I agreed to remain in that capacity to work with Peter Giacalone and his management team to restructure, refocus and transform the business for our long-term success. Thus, I am very excited about this transaction with Ad.Venture Partners as the infusion of capital will enable us to deleverage the balance sheet, which in turn, will lower our costs of capital, increase our operational flexibility and allow us to make strategic acquisitions and enable us to accelerate our growth initiatives.

Without this infusion of capital, it would take the company a couple of years to get the balance sheet turned around. This transaction not withstanding we remain focused on the key three initiatives that we previously announced. First, continued improvement in our core business, driving profitability with a strong focus on cash flow. Second, focus on deleveraging the existing infrastructure and to complement our business lines such as our new network services and proline initiatives. Lastly, we continue to work to improve operating efficiencies by exploiting existing core competencies such as fleet and technician utilization, in source recruiting and leveraging our buying power.

Now I'd like to provide a summary of the transaction. For 180 Connect shareholders this deal equates to an offer of approximately $3.58 per share with an implied equity value of US$115 million. This is a share for share transaction with 180 shareholders exchanging their shares for 0.627 shares of Ad.Venture subject to adjustment for professional fees, and other expenses of the transaction.

In addition, Canadian shareholders will have the opportunity to elect to receive exchangeable shares of a Canadian subsidiary of Ad.Venture in lieu of Ad.Venture shares. Since we are not able to offer tax advice, I won't. But to suffice it to say our goal was to structure the share exchange so as to allow Canadian shareholders the opportunity to defer taxes for up to two years by electing to receive exchangeable shares.

Upon closing, we expect to receive approximately US$42 million, in cash, net of expenses and Ad.Venture's deferred underwriting fees, assuming none of Ad.Venture's stockholders exercise their conversion rights. This substantial infusion of capital will provide us with a much-improved balance sheet and provide our company with the opportunity to accelerate growth and reinvigorate our planned diversification efforts.

The proposed transaction will create a US operating entity with an anticipated US listing. We currently expect to qualify for a listing on the NASDAQ global market, soon after the conclusion of this transaction. 180 Connect will be the surviving operating entity. The current management team will be retained and the Board of Directors will be expanded to include additional independent members.

The arrangement agreement has been unanimously approved by the Board of Directors of both 180 Connect and Ad.Venture. The Board of Directors of 180 Connect has received a fairness opinion from financial advisor, William Blair & Company, LLC. And we expect the transaction to close in the third calendar quarter of 2007. The plan of arrangement will require the approval of at least 66 2/3% of the shareholders and option holders of 180 Connect, present in person or by proxy at a meeting held for that purpose and will require the approval of the Court of Queens Bench of Alberta. Similarly, the plan of arrangement requires the approval of at least 51% of the Ad.Venture stockholders.

In addition, Ad.Venture will not complete the arrangement, if stockholders holding 20% or more of the stock issued in its initial public offering both vote against the arrangement and elect to convert their common stock into a pro-rata share of funds in Ad.Venture Trust account as permitted by Ad.Venture's charter. In addition, the arrangement will be subject to certain other closing conditions including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

Throughout this process, the management team has continued to move forward with our US listing process for 180 Connect. We have substantially completed the registration process with the FCC and believe we are in a position to go effective and complete our listing by the end of March. However, as a result of this merger arrangement we will halt the listing process and have received consents from our debenture holders to extend the listing obligations by four months.

We continue to dedicate our efforts to the delivery of increasingly strong financial metrics and the improvement of company systems and processes. We are very optimistic about our market and the opportunities for growth available to us and look forward to a strong year. While we plan to report our financial results for the fiscal year ending December 31, 2006 on Thursday, March 15th, we felt it was important to provide our preliminary results given the importance of today's events.

Based on our information at this time, the company expects to report revenue of approximately $335 million and adjusted EBITDA from continuing operations before restructuring costs of approximately $14.7 million for fiscal 2006. Adjusted EBITDA from continuing operations before restructuring costs is a non-Canadian GAAP measure and may not be comparable to similarly titled measures used by other companies.

A reconciliation of adjusted EBITDA from continuing operations before restructuring costs to a comparable GAAP measure is available in our press release announcing our 2006 earnings teleconference. This transaction represents a great opportunity and is good for our shareholders, as it will afford us the opportunity to accelerate our business plans and eliminate the risk from our balance sheet.

We look forward to working with the management team of Ad.Venture, who has a successful of history of starting, financing, growing, operating and selling technology media and telecommunication companies, and believe this transaction will be beneficial to the Ad.Venture stockholders as well.

Now I'd like to turn the call over to Mr. Howard Balter, Chairman and Chief Executive Officer of Ad.Venture Partners, Howard.

Howard Balter - Ad.Venture Partners - Chairman and CEO

Thank you very much, Brian. On behalf of myself and the entire management team at Ad.Venture Partners, we would just like to express to our shareholders, to everyone listening, how excited we are about this transaction. In terms of just looking at the transaction from the highest level, I would first like to point out, I think, four themes or four aspects of this transaction, which I think are important to focus on, again from a high level.

Firstly, our ability to take the money in the trust, which is roughly $50 million and to leverage that money. Over the last year and a half, myself, Ilan Slasky, Lawrence Askowitz, together we've looked at a number of companies in Ad.Venture. We've seen companies ranging anywhere from $50 million in revenue to $200 million, this company, 180 Connect, has gone from $200 million in revenue in '04 to projected revenue in '07 of $370 million. We are using the $50 million in the trust fund to fund the company of significant scale and significant size.

This is important for a number of reasons. Number one is we think in the financial markets the idea of a company this size and its growth rate will be very, very attractive. Number two, management has proven their ability to manage really, really high growth within an exciting industry. And that's very, very rare to find management that can take a company from $200 million to $400 million, literally, in three to four years.

And lastly, many of the companies that we've looked at were not necessarily ready to go public. This company has listed on Toronto, has done an excellent job of managing their public profile, has professions that understand what it's all about, has systems in place, has reporting in place to be able to be very, very successful as a public company. So we are excited about using our $50 million to do a large transaction.

Secondly, all of the money in the trust is going into the company. And it's going to make a significant difference. As opposed to a number of other deals we've seen and we've looked at, where there's a large cash out from the private investors or the principals, here there is no cash out. Here the management and the shareholders are wedded to the company and its future success. And we think that's very important.

In addition, it strengthens the balance sheet and gives the company the ability to realize its potential. While 180 was clearly on its way to deleveraging, we feel we've accelerated that process by two to three years.

Thirdly, we love the industry that 180 Connects plays in. It's an industry that has fantastic themes. Themes we all can relate to. Everyone in their home has seen complexity, in terms of technology, into their home. Whether it's satellite, whether it's cable, whether it's teleco. We're all bombarded with new products, with advertising from all these industries. And whether it's satellite, whether it's cable, whether it's teleco. Whoever is selling products, as they become more complex the need for 180's services to be able to install and to be able to fulfill those needs is a tremendous thing.

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

And theme number four on a high level is the growth of the company. And it's not only growing in terms of revenue, but significant growth in EBITDA. We're looking at a company, and we've been in the company, we've done our due diligence, we've seen the trends. We're very excited about the company going from in '06 roughly $15 million EBITDA to $25 million EBITDA. So again we think we've leveraged our money very, very effectively. Secondly, the money is going into company. Third, the industry is great, plays on great trends. And fourthly, the company has proven they can grow.

I'd also like to just mention a few specifics about the company. Number one, barriers to entry. So by way of example, if someone would say that they are going to fund or create a new FedEx or new UPS. It would be very, very difficult to do that. Why? Because there's specific expertise in running 4,000 [techs] as 180 Connect does, being in 31 states and be able to deploy them and have 3 million visits in the home a year. And these are done in rural areas, high-touch areas, done in a number of areas. And it's very, very difficult to duplicate that.

Secondly, visibility. We believe there's very good visibility on the company based on the fact they have very, very large Blue Chip customers. The Blue Chip customers at the beginning of the year give the company projections. To date, those projections have been in 1 or 2% or just a few percentage points of the actual volumes. So we're very confident in the volumes for '07.

In addition, pricing has recently gone in the company's favor. And it looks like the pricing is also pretty clear at least for the next 12 months in the foreseeable future. The number one barriers to entry. There are only one or two companies in the United States that have the reach, have the amount of techs, have the amount of trucks and the ability to roll them out to deliver technology to the home and to the commercial arenas.

Secondly about 90% of the DirecTV areas that 180 Connect serves are exclusive. To be able to go ahead and replace that is very, very difficult. So we have good barrier to entry, visibilities.

And the last thing I'd like to stress is this transaction in terms of its comparables. The transaction is being consummated roughly $160 million enterprise value. We are issuing roughly 20 million shares at about $5.70 a share, which is about $115 million in equity value, plus about $45 million of debt on the company which brings us $160 million enterprise value. That's roughly 6.5 times over 7 EBITDA. Its comparables are trading at 9.5 times EBITDA and not growing at the rate this company and clearly not improving its EBITDA on this scale.

So we're very excited about the fact we found a great company that is seriously undervalued in the marketplace. Paying a premium for what it's trading at but nevertheless a significant discount to its comparables. And as it gets the infusion of capital, lists on the NASDAQ, we're comfortable about the company is in a great position to grow and create tremendous value.

Lastly, I would just like to emphasis the management that's in place. We are unbelievably impressed with the management. In all of the companies we've looked at, we've never seen management that has this experience and this amount of skill that can manage such a complex company and has a tremendous record of managing their relationships with Blue Chip customers.

So based on all of these themes, the general themes, the structure of the deal, how we've leveraged our money and the specifics in terms of this industry and the management team and the valuation we think that we've brought tremendous value to the table. And we're looking forward to all our shareholders and everyone that's involved in the company joining in our future success. Thank you very much.

I'd like to turn over now to Pete, the CEO, who will give us a good overview of the specifics in terms of the company and his feelings on the transaction.

Peter Giacalone - 180 Connect, Inc. - President and CEO

Okay, thanks Howard. For those of you who are unfamiliar with the business, I would like to give you a brief overview. 180 Connect is one of North America's largest providers of installation, integration, and fulfillment services or provider of technology fulfillment and integration services to the home. Our services include satellite where we're the second largest member of DirecTV's managed home services provider network. Cable where we are Cablevision's largest installer. Other customers in cable operations include Roger's, Time Warner, Cox, and WOW.

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

We also provide fiber network design and engineering to municipalities and developers in structured wiring into home integration for the new home construction market. The company performs approximately 3 million in-home visits per year. And operates across 85 branches in the US and Canada. We currently have more than 4,000 highly trained technicians and fleet of over 3,000 company owned vehicles. This national footprint gives us the ability to leverage our expertise and capture additional revenue.

The company has the infrastructure in place to greatly expand the existing customer base through additional markets. The fundaments of our industry continuing to strengthen and we believe we are well positioned to enable the digital world in the home. Demand for our services is accelerating rapidly, both within the satellite and cable industry and across the telecom and home entertainment sectors. We believe that this is due to the convergence of technology, which is driving demand for additional installation services in the home including voice, data and video offerings.

In addition, growth is being driven by the introduction of a variety of other new technologies combined with the strong upgrade trend from basic to digital cable and high-definition TV. We continue to see the growth in visual homes wired for sound, security and data. In 2006, over 60% of the 2 million homes built in the United States had advanced structured wiring creating a market that is prime for consultive upsell. We have a chance to leverage these visits, and drive higher margin businesses through 180 Connect, as the role of technology becomes more prevalent in the customer's daily life.

The opportunities to go after that business and expand our current relationships is very exciting and given our customer expectations for business in '07 we're going to provide the following guidance for fiscal 2007.

The company expects that its projected revenue for '07 will range from $365 million to $375 million as a result of anticipated volume increases from our major customers and the continued growth in 180 network services division. Based on this expected increase the company anticipates EBITDA from continuing operations will range from approximately $24 million to $26 million.

We take great pride in the quality of our customer service and performance. And view the delivery of world-class customer service experience as a significant competitive differentiator that we have and a predicator for enhanced service offerings for the future. I'm going to open up the lines for questions now, however I ask that we just focus on today's announcement since our earnings is slated for tomorrow afternoon. I'm going to turn in over to Howie.

Howard Balter - Ad.Venture Partners - Chairman and CEO

I'm sorry, just one important point that I'd like to make. The management themselves, myself and Ilan Slasky, have committed to go into the marketplace and purchase up to $7 million worth of stock, which is roughly about 13% to 14% of the float. So besides the investment we've made to date, we like the deal so much we're going to be out there buying stock between now and the closing.

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Okay, Operator, with that we'll open up with some questions please.

 QUESTION AND ANSWER

Operator

Okay, before we begin, I'd like to read another forward-looking statement. Certain information to be discussed from this conference call constitutes forward-looking information including statements regarding financial performance, growth opportunities, forecasts of EBITDA and the timing and benefits of completing the purposed arrangement between 180 Connect and Ad.Venture Partners. Actual results could differ materially from any conclusions, forecast or projection in the forward-looking information and certain material factors or assumptions were applied in these forecasts, projections, or statements as reflected in the forward-looking information.

Forward-looking statements involve significant risks, uncertainties and assumptions, references should be made to 180 Connect's annual information form available on Sedar, at www.sedar.com for a description of the risks and uncertainties facing 180 Connect. And to Ad.Venture Partners annual reports on Form 10K filed with the U.S. Securities and Exchange Commission, available at www.SEC.gov many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and perspective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this investor presentation are based upon what 180 Connect and Ad.Venture Partners believe to be reasonable assumptions.

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

Neither company can assure that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this investor call and neither company assume any obligation to update or review these statements to reflect new events or circumstances, except as required by law. Ad.Venture Partners intends to file a combined proxy and registration statement with the Securities and Exchange Commission and connect with the proposed transaction with 180 Connect and will mail a definitive management information circular to its security holders concerning information about the transaction.

Investors and security holders are urged to read the proxy and registration statement and management information circular carefully when it is available because it will contain important information about the transaction. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by Securities and Exchange Commission at www.SEC.gov or by request by Ad.Venture or in the case of the management information circular at www.sedar.com or by request by 180 Connect. Ad.Venture and its officers and directors may be deemed to be participating in the facilitation of proxies from the Ad.Venture's stockholders in favor of the approval of the proposed transaction. Information concerning Ad.Venture's Directors and Officers are set forth in the publicly filed documents of Ad.Venture.

We will now go on to the question and answer session. Ladies and gentlemen,

[OPERATOR INSTRUCTIONS]

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Yes, go ahead.

Operator

And your first question will come from the line of Steve Mather of Sanders Morris Harris, please proceed sir.

Steve Mather - Sanders Morris Harris - Analyst

Thank you and congratulations gentlemen, it seems like a nice match.

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

How are you doing Steve, it's Brian here.

Steve Mather - Sanders Morris Harris - Analyst

Hey Brian. Good morning.

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Do you need me to read that disclaimer again for you? [laughter]

Steve Mather - Sanders Morris Harris - Analyst

Twice. Twice more. Two more times. Just a couple of questions. To what extent, your '07 guidance is pretty strong, to what extent is that already include let's say principal pay downs?

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Well this is guidance at the EBITDA levels so we've given a revenue and EBITDA guidance. So there are principal requirements, term long throughout '07.

Steve Mather - Sanders Morris Harris - Analyst

That's a good point. Can you -- you already have the cash -- can you pay down the term loan, 17.5% and the 11.5% or revolver, or can you pay that down?

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Yes we can.

Steve Mather - Sanders Morris Harris - Analyst

As you see fit now that you have some cash?

Peter Giacalone - 180 Connect, Inc. - President and CEO

Well there are the scheduled amortization payments. The 17% is not the cash paid interest by the way. That's includes the increase of the loan fees. It's around 12%. But yes, we have an early redemption option with the term loan.

Steve Mather - Sanders Morris Harris - Analyst

Okay. And let's see -- how much do you think you'll need to keep for working capital versus money you can just pay down that way?

Peter Giacalone - 180 Connect, Inc. - President and CEO

Well we'd like to see our leverage ratio within industry comps so we're likely to pay down a portion of our existing bank facility and keep the remaining $20 to $39 as working capital.

Steve Mather - Sanders Morris Harris - Analyst

Okay. And a lot to be said about Direct TV. I think I have a handle on that but if you could just talk about non-Direct TV business for a minute. There is a whole host of opportunities that you have and you've discussed before. If I throw out a few could you choose one or two that you think are the highest, maybe, potential in '07 or '08? And the list is proline, fiber, security, structured wiring, and even cable.

Peter Giacalone - 180 Connect, Inc. - President and CEO

Let me start with cable. There is always opportunity to grow in the cable sector. And we're in a very good position to essentially pick where we want to go. Right now, Roger's in Ontario is courting us for additional fleet and we put on that fleet 30 trucks over the last quarter. We will likely roll out another 30 trucks over the first and second quarter. Roger's is a very good customer for us. Their rate card is fantastic. And we find the assembled workforce and work ethic up there to be very good. So that's extremely high margin work for us. And we're quite interested in growing in that sector.

In cable United States there is pretty consistent, big opportunity for us and we look pretty hard at these bids. And have our own internal mechanism and formula to look at certain DNA's when bids come up where we will only bid when it's 40 trucks or more. We'll only bid with a customer that we've worked with and are comfortable and certainly has to meet our internal return on investment criteria. So we're in a pretty good position there to look where we want to grow in cable. And there are some areas in the United States that are looking for -- asking us to fill them with vendors.

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

With respect to fiber, huge growth area for us. That's the exciting area of this company, not that satellite and cable aren't. We are consistently bidding on larger and larger municipal and developer type work throughout the Western United States. We should have an announcement coming out within a month or two about a very large project that we've been awarded as the contractor. The next step is getting that project funded through municipal funding.

But the network services business as you know, Steve, we like tremendously. It does not involve a fleet. It involves Cisco certified engineers, designers, project management people. It does not require the capital infrastructure that the other businesses require and essentially it's a 15% EBT business. So that's our growth area to business.

Our proline we could continue to rollout. It's approximately in seven or eight branches. It will be in another 20 within the next quarter. We continue to tweak the product at what we're selling it in our pricing. The technicians like it a lot. It's an opportunity for them to make additional commission dollars. And I think it provides a fantastic customer service experience when you can help someone integrate properly their $4,000 Hi-Def TV and hook it up the way an engineer designed that it would be hooked up. So that's my list of priorities.

Steve Mather - Sanders Morris Harris - Analyst

Good points. Thanks Peter. I'll let someone else go.

Peter Giacalone - 180 Connect, Inc. - President and CEO

Thank you.

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Thank you Steve.

Operator

And your next question will come from the line of Sebastian Van Berkom of Van Berkom & Associates.

Sebastian Van Berkom - Van Berkom & Associates - Analyst

Thank you very much and congratulations on this transaction or the upcoming transaction. I guess I have a few questions. I'd like to be a little bit more precis in terms of how the cash goes in. In terms of, you are saying improving the balance sheet, what amount of money exactly is going to pay down debt? And could you tell me I missed the -- your comment about what the current debt level is and what it will be after you pay down some of the debt. Could you give -- be a little bit more precise on that?

Peter Giacalone - 180 Connect, Inc. - President and CEO

Yes. We don't have specific arrangements yet with our lender. We do have the redemption ability in our term note. And we're in the process of paying about $667,000 a month in scheduled payments. In addition, we consistently have $15 to $20 million draw on our revolving facility. So we have not engaged yet with our lender to talk about the redemption, et cetera. But on a net debt basis, Sebastian, this brings our net debt EBITDA ratios from a 5.2 to 2.2 and that's including the capital leases and it includes the $10 million of the converts.

So this puts us in a position to be right in line with comparables as far as our net debt leverage ratio. But again, we will initiate those conversations and really look at our whole capital structure; the whole game here is cost to capital. We'll evaluate our entire cost of capital shortly after the close.

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

Sebastian Van Berkom - Van Berkom & Associates - Analsyt

The other -- I missed it was so fast that you gave the numbers -- enterprise valued to EBITDA based on 2007. You came out at 6.5 times. Can you just list the amounts again in terms of what is the -- I would presume you are getting fully diluted enterprise value to forecasted EBITDA for 2007. Can you just repeat the numbers please?

Peter Giacalone - 180 Connect, Inc. - President and CEO

Sure. It will take a moment.

Howard Balter - Ad.Venture Partners - Chairman and CEO

Howard from Ad.Venture Partners, I can tell you the way we're looking at it roughly. Looking at the balance sheet at the end of '06 the company roughly had $38 million outstanding on the lower facilities, $28 million in capital leases, which is about roughly $66 million. There is $15 million roughly in restricted cash. We believe when we add our cash to the balance sheet we'll be freed up. That will take down the debt to roughly $50 million. There is probably another few million in cash in prepaid expenses that are in there, take us to about $45 million of debt on the balance sheet as of '06, making those calculations.

We are issuing on a fully diluted basis assuming convert of the outstanding convertible debt and all warrants that are outstanding. In the range of 33 million 180 Connect shares which translates on treasury method to what's issuing on fully diluted basis, 20 million Ad.Venture Partners' shares. Those 20 million shares are now treading about 70, that's about 115 million equity, while we will be issuing in the exchange to the 180 shareholders. The 115 plus the 45 I just delineated as 160 that's roughly 6.5 times '07 EBITDA, assuming the mid-range of 25 million.

Sebastian Van Berkom - Van Berkom & Associates - Analyst

Okay, thank you very much for leading me to that. The other question I have is I presume that this transaction is subject to approval from Direct TV.

Peter Giacalone - 180 Connect, Inc. - President and CEO

No, it's not. It's not a change of control. It's an investment of less than the criteria required in our contract.

Sebastian Van Berkom - Van Berkom & Associates - Analyst

Okay.

Peter Giacalone - 180 Connect, Inc. - President and CEO

Direct TV is fully aware of it. We've had very open dialog with them. We being both 180 Connect as well as Ad.Venture Partners.

Howard Balter - Ad.Venture Partners - Chairman and CEO

This is Howard with Ad.Venture Partners. There is one point I would like to make to you and to everyone is that within our discussions with the Blue Chip customers, we received a very, very positive feedback about this infusion of capital. They've said such things like now that the company has such a strong balance sheet we might look to give them more business. Now that the company can be focused on the business itself it doesn't have to worry about the balance sheet and financing is cleared up. We're very excited about the relationship. So we see this is not only being important in terms of corporate capital but we think it could help expand and enhance 180's relationship with all of their customers seeing a more well capitalized and efficient company.

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

Sebastian Van Berkom - Van Berkom & Associates - Analsyt

That's a good point. My final question is I think, Pete, you referred to the forecast in revenue for 2007 based on primarily volume increases. I thought that the company had recently negotiated a rate card increase with their major clients. I was wondering if you could comment about, what is the volume increase and what is the price increase that comes through in your forecast?

Howard Balter - Ad.Venture Partners - Chairman and CEO

Sebastian, we're under confidentiality agreements with our major customers. We really cannot speak of that level of detail with respect to pricing. But however, taking as a whole that increase from $335 million to $375 million I would say two-thirds is volume and one-third is pricing.

Sebastian Van Berkom - Van Berkom & Associates - Analsyt

Thank you very much. Good luck guys.

Howard Balter - Ad.Venture Partners - Chairman and CEO

For all of our customers.

Sebastian Van Berkom - Van Berkom & Associates - Analsyt

Yes, super.

Howard Balter - Ad.Venture Partners - Chairman and CEO

Thank you Sebastian.

Operator

And you next question will come from the line of Bruce Krugel of Blackmont Capital.

Bruce Krugel - Blackmont Capital - Analyst

Thanks.

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Hi Bruce.

Bruce Krugel - Blackmont Capital - Analyst

Just some detail, I'm trying to understand with Ad.Venture Partners the fully diluted number of shares outstanding and how many will be outstanding after you exercise whatever you are exercising?

Peter Giacalone - 180 Connect, Inc. - President and CEO

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

Okay, well let me tell you our side first. What Howard just went through was a fully diluted version of our shares outstanding so our basic shares outstanding are approximately 24.5 million. We have warrants attached to our bank facility with Laurus of $2 million. We have warrants attached to our convertible securities of $1.570 and then our convertible securities convert into 4.5 million shares. In addition, as employee options of about 583 outstanding, as well as stock appreciation rates of approximately 300,000 outstanding. So those equate to 33,004 when you run that through the --

Howard Balter - Ad.Venture Partners - Chairman and CEO

33 million.

Peter Giacalone - 180 Connect, Inc. - President and CEO

33,400,000, thank you. When you run that through the exchange ratio of 0.627 and apply the treasury stock method for those securities that brings cash into the business. It equates to the 20 million that Howard spoke by Ad.Venture Partners on a fully diluted basis to our shareholders.

Bruce Krugel - Blackmont Capital - Analyst

And then the fully diluted number of shares at Ad.Venture, the one thing that I don't understand, because I'm sorry I'm not familiar with the capital structure of Ad.Venture. Can you help explain what the possible redemption of 1.8 million of shares of [buybacks 60] means and all that kind of thing. So help me move from the fully diluted numbers of shares at the 31st of December to what will finally be the fully diluted number of shares and even be prior to the deal going through.

Ilan Slasky - Ad.Venture Partners - President

This is Ilan at Ad.Venture Partners. Let me just give you a quick primer on the our structure. We were formed about two years ago for the purpose of acquiring a business in the tech-media telecom space. We issued nine million shares, nine million units at $6 a unit about a year and a half ago. Each one of those units comes with an attached two warrants that when combined exercise, bring in about $90 million in additional capital into the company. These are not penny warrants or warrants at $5 a share in Ad.Venture Partners.

That being said, under the structure of the special public Acquisition Corporation, each of the shareholders has the right to elect to vote against the transaction should they choose to. And convert their shares for the pro rata portion of the trust account, which stands today in excess of $20 million. To the extent that we have an excess of 20% of shareholders voting against this transaction, we will not be able to complete this transaction.

That being said up to 19.99% of the shareholders that elect to vote against this have the right to redeem their pro rata portion of the trust. So by way of example, if 2 or 3% of the shareholders elect to vote against the transaction. And to redeem their pro rata portion of the trust, that will be less dilution to 180 and the pro rata proforma ownership of the company will be skewed and in favor of the 180 Connect shareholder slightly by a couple of percentage points.

At maximum swing, I believe between 0 and 19.99%, we're talking about a 4 or 5 percentage point swing in incremental equity proforma of the combined company of fully diluted basis accounting for all the warrants and options and employee stock options outstanding for 180. So immediately prior to the deal, what we've told you is that we're going to issue approximately 20 million of Ad.Venture shares using the treasury stock method.

In reality depending upon who converts of the 180 shareholders who elect to convert we will actually probably issue probably somewhere around 15 or 16 million at closing. They will be liable to issue an additional five or six million for when those shareholders or stakeholders, I should say, elect to convert their equity or their position in to Ad.Venture Partners. On a proforma basis again, at closing the Ad.Venture Partners has 11.25 million shares outstanding. It will either issue somewhere between 15 and 20 million shares depending on how many the stakeholders or security holders in 180 elect to convert at closing.

Bruce Krugel - Blackmont Capital - Analyst

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

Okay, just moving to the with regards a comment made in the press release and that you commented on it yourself, buying $7 million worth of AVPs' outstanding stock at what -- are you going to be buying that on the open market?

Howard Balter - Ad.Venture Partners - Chairman and CEO

Yes, we are going to buying it on the open market.

Bruce Krugel - Blackmont Capital - Analyst

Okay and then I know this is [manusha] just bare with me please. Buying on the open market at $5.71 that gives you -- you are buying at about approximately 1.22 million shares. You say that's 14% of AVP outstanding stock. If you divide 1.22 by 14% you get 8.75 million shares. You've just said, and I know from the 10Q that there is 11.25 million shares. Help me to understand the discrepancy.

Howard Balter - Ad.Venture Partners - Chairman and CEO

That 1.2 million shares, approximated at today's prices represent $7 million as you said. What that is, is a percentage of the float outstanding in the open marketplace, excluding shares held by insiders? So again, as I said earlier nine million shares are actually out there in the open marketplace and the float that are subject to be traded. We will repurchase approximately 13% of that over the coming weeks and months as permitted by council at the appropriate times. If you looked at some of the other transactions within the special focus acquisition company universe is an enormous commitment on management towards the transaction. I think relies frankly where we believe the opportunity and the amount of equity we would like own in the company on a go forward basis.

Bruce Krugel - Blackmont Capital - Analyst

Okay and then just a couple of minor questions. Thanks for that. Just long-term 180 Connect, are you going to continue with your Canadian listing?

Peter Giacalone - 180 Connect, Inc. - President and CEO

The Canadian listing for the purpose of our exchangeable shares we will file with the PSX.

Bruce Krugel - Blackmont Capital - Analyst

Sure, but I guess, I'm asking longer term. In fact once the deal is concluded will you maintain your Canadian listing?

Peter Giacalone - 180 Connect, Inc. - President and CEO

Two years the exchange both shares will trade on the PSX.

Bruce Krugel - Blackmont Capital - Analyst

Thanks. And the deal is closing third quarter of '07. Why is it taking so long to close?

Peter Giacalone - 180 Connect, Inc. - President and CEO

Complex transaction, two public companies, both obviously need shareholder approval. We are getting our proxy together now. Obviously going through the Canadian process of the court approval as well.

Ilan Slasky - Ad.Venture Partners - President

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

This is Ilan Slasky again. Let me just address it from our perspective. Again, as Peter eluded there, there is a shareholder process and a proxy process that both companies need to go down. From Ad.Venture's prospective we will be filing a proxy shortly. We do have the benefit and I would like to stress this. This is a very important point. The Q3 is what we said as an outside date, it's possibly sooner.

But we do have the benefit of the fact that on a confidential basis, 180 Connect has actually filed the registration statement with the FCC about three months ago, has been in review as already had several turns of the comments and amendments. It's not available to the public shareholder because it was filed confidentially. But essentially from a FCC review perspective, that should dramatically condense, we would expect that should dramatically condense the timeframe that Ad.Venture Partners proxy would be reviewed by the FCC because many of the comments that the company has already received will incorporate already into the proxy to further condense the timeframe by which we will then be able to mail a proxy for shareholder votes over the next couple of months.

Bruce Krugel - Blackmont Capital - Analyst

And then just my final question, you've got 52.2 million cash on the balance sheet. The press release talks about $42 million going into 180 Connect. What's happening to the $10 million differential?

Peter Giacalone - 180 Connect, Inc. - President and CEO

52 million in cash currently in the trust account. We have some deferred underwriting expense of approximately $2 million that we've deferred from our offering two years ago, which will be payable and due upon closing. There are transactional expenses associated with this transaction to the tune of somewhere around $7 or $8 million, which will be decoded in the proxy, which will bring us down to a conservative number which we believe to be 42 or 43 if not a little higher.

Bruce Krugel - Blackmont Capital - Analyst

Great. Thanks for that.

Peter Giacalone - 180 Connect, Inc. - President and CEO

You are very welcome.

Howard Balter - Ad.Venture Partners - Chairman and CEO

Thank you Bruce.

Operator

And your next question is from the line of [Matt DeFano] of ViewStreet Capital.

Matt DeFano - ViewStreet Capital - Analyst

Good morning guys. How are you?

Peter Giacalone - 180 Connect, Inc. - President and CEO

Good morning Matt.

Matt DeFano - ViewStreet Capital - Analyst

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

Well, thank you for coming out so promptly with the information regarding the merger and having this call. I appreciate it. I was wondering if you might be able to and I'm going to have to stick to question is obviously relevant to the transaction. But I was wonder if you could shed a little light on the recent news regarding your bid in the Palo Alto area for the fiber network. And explain to me how that impacts our EBITDA projection that came out along side this announcement. Please clarify it because it's definitely been in the media and I'm trying to evaluate your projections, et cetera.

Peter Giacalone - 180 Connect, Inc. - President and CEO

Yes, there was some news in the Palo Alto Times. We're not in a position to talk about that. We're still under the name DA and we still do not have the city's permission to speak about that openly and candidly. However to say tremendously excited about the opportunity and if I could just stop there as my lawyers are jumping me to stop. But this is a tremendous opportunity for us. It will be a process that we have to go through with the municipality to get the transaction approved and get their financing approved. That's on them, that's their issue.

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Matt, this is Brian McCarthy. Let me take it topside and just talk a little bit without getting specific about that bid. This is a continuation of our refocus on the network design business, network services. And increasingly we're finding the demand in that sector in both the communities and obviously we started in Southern California and are gaining momentum. These are large multi-year contracts for municipalities with them come a lot of opportunities including ongoing, recurring revenue for our management of the systems post-installation.

Clearly installation will be done by others and it pulls us together with our digital homes environment because that last 10 feet and into the home is also increasingly being linked to that orchestrated by developers. And would add that one of the eliminates driving that sector is in fact the bad housing market, which would seem to be an odd thing. But when the housing market was extraordinarily hot, builders got away with less and less technology in the homes under the guise of prewires for this and that. And now the housing market is clenched up a bit.

They are driving increasingly enhanced electronic services and automation services when they're home. I would add that we have not taken into account in our projections this particular project or others related. Peter. And are trending to be much more conservative than we used to be many years ago. And we try to deal with the base business and examine that for our future. That allows us not be overly disappointed if something takes longer than we anticipated.

Peter Giacalone - 180 Connect, Inc. - President and CEO

But Matt, just like that this is a fairly long process when dealing with a municipality so this project would start in honest in '08. So we won't spend the next eight or nine months through the municipal process of approvals et cetera. But this would not be an earnings event so our fiscal '08.

Bruce Krugel - Blackmont Capital - Analyst

Okay and this information regarding this process is part of the due diligence process if the merger was contemplated.

Howard Balter - Ad.Venture Partners - Chairman and CEO

Could you repeat the question I couldn't hear you.

Bruce Krugel - Blackmont Capital - Analyst

Sure, sure. Regarding these types of projects that are not included in the EBITDA guidance, and I'm not referring specifically, I assume there is others. Or maybe there aren't. But they weren't included in EBITDA guidance but I'm asking where they contemplated during the merger? Because increased-it would-you might make an argument that the multiple that you're being acquired for is actually lower given the potential upside of the projects. And that's why I'm asking.

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

Peter Giacalone - 180 Connect, Inc. - President and CEO

We certainly contemplated these. We were aware of all the deals in the pipeline and there are quite a number of these projects that the company's continued to bid on. The fact is there are certain bonding requirements that come along with some of these things so the company to date, which I think has been a tremendous opportunity for us. The company to date has been restricted, I should say it's ability to actually be able to bid on some of these projects given some of the capital needs associated with just the bonding, which is kind of an odd situation. But it is a practical dilemma the company faced when you are talking about substantial enhancements in the balance sheet, now the company is going to be freed up to bid on increasingly larger projects, larger in scope, we certainly looked at that. We saw the fact that until now with expectations what that could do to numbers on a go forward focus in '07 as well as beyond.

Bruce Krugel - Blackmont Capital - Analyst

Okay. Thank you. Let's skip to the guidance which you've come public with. Could you shed a little light on sort of the, I'm not sure, leverage or why the topline guidance is growing so much more slowly than the EBITDA side and sort of clarify for us how that's happening. And the relevance factors, et cetera.

Peter Giacalone - 180 Connect, Inc. - President and CEO

Sure, well in '06 our, I can't speak, our earnings release is tomorrow. So we have to be careful here. But what I disclosed on the first three quarterly calls is that we did have the growth story in '06. So recall in the first quarter we did continue to grow our cable business that was the growth demands of both cablevision and Roger's. We incurred losses and that was the devil will come mentality. So do remember that we've increased our cable headcount to over 200 for the year. Those are all up and running profitable now.

In addition the network services business has grown. It's essentially doubled during the year. So that's causing the increase, that we would basically break even early in the year. Now it's making particularly a good margins. The revenue is not slowing at all. This is just the full effect of the normal revenue growth but the EBITDA is growing larger because all divisions are hitting on all cylinders and are profitable. So at this point it's a matter of scale. I think we've proven the model that it's scalable over the 85 branches. And as we build these new businesses we laying them and we're building them on the back of existing business so enhance the EBITDA growth is greater than the revenue growth.

Matt DeFano - ViewStreet Capital - Analyst

Okay. Kind of a quick housekeeping. Your William Blair & Company report will update this publish this as usual with the proxy, et cetera.

Peter Giacalone - 180 Connect, Inc. - President and CEO

Yes, it will. Their opinion you mean?

Matt DeFano - ViewStreet Capital - Analyst

Yes. All right. given-you sort of commented on the level of debt and the net enterprise value calculation earlier. Let's just stick with the numbers, it's approximately $66 million debt. Kind of-basically before this merger, what were you producing in free cash flow and had the merger never happened what-how would you have been able to deleverage the company without the associated dilution of this equity injection. And I think, bigger picture and you can sort of approach the answer how you will but bigger picture the issue here is for at least for me.

Long term 180 shareholders have been with the company so now as we start to see the leverage pick up and forward projects aren't even included in the EBITDA guidance. And we're talking about an opportunity to really grow the business. Right now we're experiencing a large amount of dilution and in addition to that it sort of coming, well it seems to be coming at a very good time and read the press release and listen to the comments on the call. The inquire seems to be quite excited to be getting a valuable company at a low multiple. Even compared to comps, et cetera. And the reason that's of interest is because that's the very reason we're interested in the equity security in the first place.

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

So given the exciting new business prospects the fact that they are buying it at below comparable multiples I kind of what you to sort of frame for me what would it have looked like if you sort of gone the party alone. And deleverage yourself for your own free cash flow. And why are we selling at, I know you call it a premium, but you've got to remember the stock price the premium is based on isn't -- doesn't even contemplate the '07 guidance that was given minutes before, right? So kind of explain to me the higher justifiable premium and what the story would have looked like without this equity infusion. And what the value proposition is to 180 shareholders, the current ones, to be able to deploy this capital in a manor, which will be more beneficial than the dilution we're suffering.

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Matt, this is Brian McCarthy. A lot of questions in there. Let me try and come at it topside again. In my road show tour of last fall, it was succinctly pounded into my forehead by all investors new and old that the two key eliminates acing as barriers to this company really returning to a healthy prospect where in fact the balance sheet, number one.

And secondly, the ability to diversify the revenue stream. Clearly not through the reduction of our business as one of our Blue Chip customers but through real diversification within the business itself. Having understood clearly that this company had been really in a hypergrowth curve for some period of time. And having I think missed some opportunities to deliver to the bottomline through lack of systems process and controls. And as you may recall, I spoke extensively about actively slowing the company's growth down to allow the business in fact to catch up with the demand.

I don't think it should be lost on our shareholders certainly, loss on the management team that the ability to rapidly take this company off of risk and to surmount step number one which is to get us back to healthy balance sheet. I mean opens up a vista of additional new and extended opportunities for the business. And it does sell probably saving us in my estimates and I'm not smarter than anybody else. But my estimate is two to three years of very hard work while we balance cash flow and slow programs down to meet the demands of the business. So from my perspective this is a great move. Could we have done it in other ways? Absolutely but those ways would probably required dilution anyway and we found in the Ad.Venture's team some very sharp smart people with business savvy that I think will add a lot to our process as well.

So this isn't all about money this is about a partnership additionally. The second is the second message delivered strongly to me was this company has to diversify its revenue. It has to get it's proportion of its single largest customer down and the only way to do that is to rapidly grow other segments and enhances opportunities and that cost real capital. So that's a struggle that would continue, always on the edge of balance. So while I appreciate the concern. I think what we've tried to do is modulate the benefit for existing shareholders. And clearly existing shareholders while being diluted still our big participants in the ride forward and what that opportunity presents but it does take us off risk and it does allow Peter and his management team to move aggressively.

And we really have a enormous amount of business and in sectors that provide us with better margin opportunities and the fundamental business that are essentially sitting in files unable to be addressed by us and for me that's an enormous frustration. So that really a topside look from my perspective responding to really last year's road tour. But the critical element gets us off risk and will move forward with the business very rapidly.

Peter Giacalone - 180 Connect, Inc. - President and CEO

Let me just add the value story you asked to what to touch on. Essentially during the secondary offering 100% premium to our current stock price. 180 Connect existing shareholders and stakeholders are still going to own 60 to 65% of the company depending on how you apply, who converts and when they convert. In addition we need cash to bid on these municipal projects.

Municipalities are very detailed level of diligence when they look at the companies they are going to trust to be build a fiber network across their city streets. So I think the better balance sheet is going to allow us to attract more and more and larger municipalities so the names of a Palo Alto and not hitting our screen versus another city I don't want to mention a smaller city. So I think this puts us front and center on the dance floor. It's going to allow us potentially deleverage expense of debt.

It's all about the cost of capital here. And our cost of capital and our risk should come down associated with cash infusion. Now to your question about how we would have done this. Our cash obligations for the year, our net is around $24 million. And that's $14 million lease payments, $8 million of cash interest expense and $2 million capital expenditures. So when you look at P & L, there is a lot of GAAP stuff going on there. That the amortization of the acquisitions we've done to roughly $4 million a year and there is non-cash interest expense in the form of amortization of loan fees of $3 or $4 million a year.

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

So our nut, the way I look at upon this company we need to make $24 million in cash to provide positive cash flow. So your question was what are we doing to get there. so first we are doing to get there. so first we have projects are at, our loan projections are at $24 million. I think as the year goes on we'll roll into the $30 to $40 million business. In addition we have to look at some of the projects that were in place. So this is just short term thinking '07 we're looking at all these obligations. We're in some discussion with our fleet stores to extend our lease payments by one year. We're paying these over four years. And frankly these trucks are lasting -- will last five or six years. So we're in the process of looking at extension of the term. And that would create $3 to $4 million of cash flow. And we're still in negotiations with Marsh & Liberty on an alternate collateral arrangement for our insurance. So that's all preliminary now but there are opportunities again to increase our cash flow throughout the year with other mechanisms.

Matt DeFano - ViewStreet Capital - Analyst

Okay.

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Does that get to the nut of it Matt?

Matt DeFano - ViewStreet Capital - Analyst

Well it helps. And I guess it sounds like you have your generating or you are finding means which you can increase your cash flow. And sort of again, it sort of begs the question I guess maybe I'm not clear on the value proposition in terms of adding to the balance sheet. And what exactly that you project that will allow you to bid on, et cetera, or grow. So maybe you can clarify that but then also let's talk about the premium you keep addressing. I'm curious as to how the premium can be calculated when the market hadn't had time to digest a) the new guidance and b) you know whatever it is, the major contracts or such that you are planning on announcing in a month. Those are one of the larger pieces, material pieces of operating information that has come out over the last year. So where is the -- explain to me how the premium, when you say 100% premium where is that based on what the market, given that is doesn't seem that the market might have time to interpret the market.

Peter Giacalone - 180 Connect, Inc. - President and CEO

The market, let me be clear. First of all, my $24 to $26 million guidance is what I've given for this year '07. And potentially more beyond '07. But when you say the market hadn't had time to digest we gave guidance throughout in July of '06 and also during our third quarter call over $14 million which we're over now as we're here. So we had a very strong third quarter. And without having tomorrow's earnings realize now, we basically said we're going to meet our guidance. So the market has had guidance out there since July of '06.

With respect to the announcements, we have a lot of potential projects in our pipeline, which Ilan mentioned in the diligence. So there is several projects always in the pipeline. You just happen to hit on one, Palo Alto that made the press. There are others as well not just on the network services side but also on the cable side and also on the divisional homebuilders side. There is always work that we're working on in the business development opportunities in the pipeline. So that one article in Palo Alto I don't think is any different than any other things that just don't hit the newspapers. As far as the value proposition, true, we were going to release tomorrow. We were very strong about guidance in all of our road shows and during our earnings releases we always said we were going to hit our guidance and we're very comfortable with the $14 million. So I don't think the $14 million number comes as any surprise to anything.

Matt DeFano - ViewStreet Capital - Analyst

And with -- for guidance in '07 the first time it was released was yesterday. Correct?

Peter Giacalone - 180 Connect, Inc. - President and CEO

'07 guidance was yesterday. Correct.

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

Matt DeFano - ViewStreet Capital - Analyst

And then that's the forward people value on the forward basis. That's what I was referring to. I'm sorry, understood the operating results, historically at this point in the recent quarters have been fantastic. Okay just please clarify for me --

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Matt this is Brian McCarthy, I've got to move us along. We'd be happy to get on the phone with you and go through the details afterwards if that would help.

Matt DeFano - ViewStreet Capital - Analyst

That would be appreciated. Just I will get into you but please give me a little bit more insight as I close out. A little bit more insight on how the new balance sheet, in more detail will allow to you to bid on different projects, et cetera. Can you give us a little bit more operational insight in to that? So kind of understand where you are coming from and I'll hop back in cue. Thank you.

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Municipalities basically look up the balance sheet of the company look at your ratios, your leverage and put you in front of a panel to explain your questions to them so this will help tremendously in that regard.

Operator

Shall we move on to the next question?

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Yes please.

Operator

It will come from the line of [Kim Freotile] of West Creek Capital.

Kim Freotile - West Creek Capital - Analyst

I just wanted to say thank you for holding the call so promptly and also all of my questions have been answered.

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Thanks a lot. Thank you very much. Any other questions operator?

Operator

Yes, your next question is from the line of Chris Casey of Suttonbrook.

Chris Casey - Suttonbrook - Analyst

You've got all my questions answered. Thank you.

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

Thank you Chris.

Peter Giacalone - 180 Connect, Inc. - President and CEO

Thanks a lot.

Operator

And your final question is a follow up from Sebastian Van Berkom.

Sebastian Van Berkom - Van Berkom & Associates - Analsyt

Yes just one detail. You mention that the company plans to buy $7 million worth of stock. Which stock are we talking about Ad.Venture or 180?

Peter Giacalone - 180 Connect, Inc. - President and CEO

Sorry, repeat the question, Sebastian.

Sebastian Van Berkom - Van Berkom & Associates - Analsyt

Yes, you mentioned that you are going to buy $7 million worth of your stock. Which stock are we talking about Ad.Venture or 180?

Peter Giacalone - 180 Connect, Inc. - President and CEO

Ad.Venture Partners' stock traded in the U.S. We will be purchasing that stock which is -- we're the principals of that company.

Sebastian Van Berkom - Van Berkom & Associates - Analsyt

That's what I though. Thank you.

Peter Giacalone - 180 Connect, Inc. - President and CEO

Thanks Sebastian.

Brian McCarthy - 180 Connect, Inc. - Executive Chairman

I think that covers our cue of questions and here and many thanks to all of you for getting together this morning and for many of you we'll talk to you on Thursday.

Peter Giacalone - 180 Connect, Inc. - President and CEO

Thank you all.

Howard Balter - Ad.Venture Partners - Chairman and CEO

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FINAL TRANSCRIPT
Mar. 14. 2007 / 8:00AM ET, NCT-U.TO - 180 Connect Inc. Conference Call

Thank you.

Operator

Ladies and gentlemen thank you for your participation of today's conference this concludes the presentation and you may now disconnect. Have a wonderful day.

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